1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

December 14, 2018

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Jay Williamson, Division of Investment Management

Re:	Morgan Stanley Institutional Fund Trust (the “Trust”)

(File No. 002-89729; 811-03980)

Dear Mr. Williamson:

Thank you for your telephonic comments regarding the Trust’s registration statement on Form N-1A relating to the addition of a new portfolio of the Trust, Ultra-Short Municipal Income Portfolio (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on October 5, 2018. The Trust has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s (“Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 191 to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about December 19, 2018.

GENERAL COMMENTS TO FORM N-1A
Comment 1.	Please respond to our comments in writing and file it as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by the response, please provide revised disclosure with the letter. Please allow sufficient time for us to review the response prior to the Fund’s filing under Rule 485(b) of the Securities Act of 1933, as amended.
Response 1. We acknowledge the comments and have addressed them accordingly.
1

COMMENTS TO THE PROSPECTUS
Comment 2.	Please supplementally explain how the “Other Expenses” of the Fund were estimated and why the Registrant believes they are reasonable and consistent with expense levels investors are likely to experience.
Response 2. Instruction 6(a) to Item 3 of Form N-1A provides that new funds should provide estimated figures for “Other Expenses” that reflect the expenses the fund expects to incur during the current fiscal year. In estimating these expenses, Morgan Stanley Investment Management Inc. (the “Adviser”) has considered the expenses for the same share classes of the Registrant’s other series as well as any differences in expense components. The Registrant believes that this approach has produced estimated fees for the Fund that investors can reasonably expect to experience.
Comment 3.	Please state supplementally whether the Adviser will recoup fees waived in prior years.
Response 3. We hereby confirm that the Adviser will not recoup fees waived in prior years.
Comment 4.	Please supplementally confirm whether the Morgan Stanley fund complex presents share classes in a standardized order and, if so, whether the Fund follows such order.
Response 4. We hereby confirm that the Morgan Stanley fund complex presents share classes in a standardized order and that the Fund follows such order for funds offering Class IR, Institutional Class and Class A shares.
Comment 5.	Please supplementally confirm whether investment companies should be included as a principal risk given that acquired fund fees and expenses are not included as a line item under “Annual Fund Operating Expenses.”
Response 5. The disclosure has been revised accordingly to remove investment companies as a principal risk.
Comment 6.	Please revise the disclosure to clarify whether the Fund’s 80% policy is based on “total” or “net” assets of the Fund. Please also clarify whether the Fund’s 80% policy includes borrowing for investment purposes.
2

Response 6. The disclosure has been revised to confirm that, consistent with Rule 35d-1(d)(2), for purposes of the 80% investment policy, “assets” include the Fund’s net assets, plus the amount of any borrowings for investment purposes.
Comment 7.	Please confirm supplementally whether the disclosure required to be included under Item 9 of Form N-1A is so included or describe how the incorporation by reference of the Fund’s Statement of Additional Information complies with Form N-1A.
Response 7. We hereby confirm that the disclosure required to be included under Item 9 of Form N-1A is so included.
Comment 8.	We note that the Fund’s prospectus includes disclosure that it “is not a money market fund.” The Fund also includes disclosure that it may invest in such instruments as municipal bonds, securitizations and tender option bonds, some of which could be illiquid or become illiquid after purchase due to market stress or other factors. Please revise the Fund’s strategy disclosure to more fully explain how the Adviser assesses and monitors liquidity of Fund holdings (in the response, please include how the Adviser is considering the Fund’s anticipated redemption profile and matching the Fund’s policies and investment strategies against such profile). In addition, please supplementally explain how the Fund will be marketed to and used by investors.
Response 8. The Adviser monitors liquidity and makes liquidity determinations with respect to each portfolio holding. The liquidity determinations are made at the time of purchase and monitored on an ongoing basis thereafter in accordance with the Fund’s policies and procedures.
Generally, an illiquid asset is defined as any asset that cannot be sold or disposed of by the Fund in the ordinary course of the Fund’s business within seven days at approximately the value at which the investment is currently being valued for purposes of calculating the Fund’s net asset value. The Fund limits its investments in illiquid assets to 10% of net assets, less than the 15% permitted by Rule 22e-4 (“Rule 22e-4”) under the Investment Company Act.
In establishing that an adequate trading market exists for a security to be considered liquid, the Adviser considers all relevant factors based on the then-prevailing market conditions in compliance with Rule 22e-4, and monitors such factors to determine the continuing status of a security as liquid or illiquid.
3

We believe that the foregoing is a compliance function of the Adviser with respect to the Fund and is not appropriate for inclusion in prospectus strategy disclosure.
We supplementally note that the Adviser has recently implemented its Rule 22e-4 Liquidity Risk Management Program and is continuing to refine such Program in advance of the required Board adoption date. The Liquidity Risk Management Program takes into consideration, among other things, the Fund’s reasonably anticipated trading size, pursuant to Rule 22e-4, in determining Fund liquidity. The Adviser, with respect to the Fund, will monitor the Fund’s reasonably anticipated trading size and other information contemplated by Rule 22e-4 in determining Fund liquidity, which will be captured by the written policies and procedures adopted by the Board as the Fund’s Liquidity Risk Management Program. Given the nature of the Fund’s investments and that it may only invest up to 10% of its net assets in illiquid securities, less than the 15% permitted by Rule 22e-4, we believe that the Fund’s investment strategies, coupled with the foregoing Liquidity Risk Management Program, appropriately address liquidity determinations.
Finally, the Fund will be marketed as an organic outgrowth of the Morgan Stanley Institutional Fund Trust Ultra-Short Income Portfolio that launched in April 2016, in order to extend the product line and leverage the brand recognition of the Morgan Stanley Ultra-Short franchise into the municipal fund space.
In light of historic low rates, investor demand for short duration fixed income assets has grown significantly in recent years and is expected to continue as rates rise. The Adviser expects demand to come both from investors looking to extend yield beyond that provided by money market funds as well as from longer-term bond investors shortening their duration exposure in response to rising rates.
Comment 9.	To the extent that the Fund invests in municipal obligations in the same economic sector, there could be economic, business or political developments that might affect such municipal obligations within the same sector. Please clarify how revenue bonds and the sectors underlying such bonds will be treated for purposes of the Fund’s concentration policy; to the extent that the Fund will be concentrated in an industry or group of industries, please revise the disclosure to include such industry or group.
Response 9. For purposes of the Fund’s concentration policy, the Fund treats revenue bonds as belonging to the sector of the revenue stream backing the bond. However, the Fund does not anticipate concentrating in an industry or group of industries. We believe that the foregoing is a compliance function of the Adviser with respect to the Fund and is not appropriate for inclusion in prospectus disclosure.
4

Comment 10.	Please revise the disclosure to clarify that the Shareholder Services Plan for Institutional Class shares was adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”).
Response 10. We respectfully acknowledge the comment; however, the Shareholder Services Plan for Institutional Class shares was not adopted pursuant to Rule 12b-1.
COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION
Comment 11.	With respect to the Fund’s concentration policy, please consider revising the disclosure to note that the Fund will not concentrate in any industry or group of industries.
Response 11. We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate and consistent with Section 8(b)(1)(E) of the Investment Company Act and Item 16(c)(1)(iv) of Form N-1A.
Comment 12.	Please supplementally confirm the Fund’s basis for excluding municipal obligations from its concentration policy. The Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining compliance with its concentration policy.
Response 12. SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”) states that the concentration policy required by Section 8(b)(1)(E) of the Investment Company Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” To the extent that the Fund invests in a private activity municipal debt security issued by a nongovernmental entity, the Fund will look through to such issuer’s industry for purposes of applying its concentration policy.
5

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai

Allison Fumai

6